DEFSEC TECHNOLOGIES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three and nine months ended June 30, 2026

(Expressed in Canadian Dollars)

DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

All references in this management's discussion and analysis (the "MD&A") to "DEFSEC", "we", "us", "our", and the "Company" refer to DEFSEC Technologies Inc. and its subsidiaries as at June 30, 2026. This MD&A has been prepared with an effective date of August 12, 2026.

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and nine months ended June 30, 2026 and 2025 ("Q3 Fiscal 2026 FS") and the annual audited consolidated financial statements and related notes for the years ended September 30, 2025, 2024 and 2023 ("Fiscal 2025 FS"). The financial information presented in this MD&A is derived from these unaudited condensed consolidated interim financial statements prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See "Forward-Looking Statements".

All references to "$" or "dollar" amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information, including press releases, relating to DEFSEC is available to view on SEDAR+ at http://www.sedarplus.ca/ and EDGAR (https://www.sec.gov).

NON-IFRS MEASURES

In this MD&A, we have presented earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA that has been adjusted for the removal of share-based compensation, foreign exchange loss (gain), change in fair value of derivative liabilities, and any one-time, irregular and nonrecurring items ("Adjusted EBITDA") to provide readers with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures.

Management also references "program billings on an annualized go-forward basis" and "annualized gross margin contribution" which refers to programmatic revenue and gross margin based on the roles staffed for a full year at the program billing rate. Management believes these are useful measures because it reflects management's estimate of annualized revenues and gross margin contributions based on current contractual taskings as of the date referenced.  The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is revenue and gross margin respectively.

Management uses non-IFRS measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, and to evaluate our financial performance. We believe that these non-IFRS financial measures enable us to identify underlying trends in our business that could otherwise be hidden by the effect of certain expenses that we exclude in the calculations of the non-IFRS financial measures.

Accordingly, we believe that these non-IFRS financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis in the business and provides useful information to investors and securities analysts, and other interested parties in understanding and evaluating our operating results, enhancing their overall understanding of our past performance and future prospects.

We caution readers that these non-IFRS financial measures do not replace the presentation of our IFRS financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with IFRS. There are limitations in the use of non-IFRS measures because they do not include all the expenses that must be included under IFRS as well as they involve the exercise of judgment concerning exclusions of items from the comparable non-IFRS financial measure. Furthermore, other peers may use other non-IFRS measures to evaluate their performance, or may calculate non-IFRS measures differently, all of which could reduce the usefulness of our non-IFRS financial measures as tools for comparison.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

GOING CONCERN

As an early-stage company, we have not yet reached significant revenue levels for most of our products and services and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities.  DEFSEC's unaudited condensed consolidated interim financial statements for Q3 Fiscal 2026 have been prepared on the "going concern" basis which presumes that DEFSEC will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance.  Accordingly, there are material risks and uncertainties that may cast substantial doubt about our ability to continue as a going concern.  Refer to Note 2(a) of the Q3 Fiscal 2026 FS for further information.

TRADEMARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This MD&A also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this MD&A may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements relating to:

• our expectations regarding our business, financial condition and results of operations;

• the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and/or may conduct business in the future;

• our expansion into domestic and international markets;

• our ability to attract customers and clients;

• our relationships with suppliers and the terms of our arrangements with them;

• our marketing and business plans and short-term objectives;

• our ability to obtain and retain the licenses and personnel we require to undertake our business;

• our ability to deliver under contracts with customers;

• anticipated revenue and related margin from professional service contracts with customers and related growth rates;

• our strategic or other important relationships with third parties;

• our anticipated trends and challenges in the markets in which we operate;

• governance of us as a public company;

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

• expectations regarding future developments of products and our ability to bring these products to market; and

• achievement of milestones for various product development initiatives.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors, some of which are discussed in greater detail under the section "Risk Factors" in our 20-F dated December 29, 2025:

• limited operating history;

• failure to realize our growth strategy;

• failure to complete transactions or realize anticipated benefits;

• reliance on key personnel;

• regulatory compliance;

• competition;

• changes in policy, laws, regulations, practices and guidelines;

• demand for our products and services;

• fluctuating prices of raw materials, and third party-labour rates;

• pricing for products and services;

• ability to supply sufficient product and services;

• potential cancellation or loss of customer contracts if we are unable to meet contract performance requirements;

• potential cancellation or loss of customer contracts due to changes in customer requirements or other reasons;

• expansion to other jurisdictions;

• cost and complexity of sales or operations due to expansion to international markets;

• cost of redesign and retooling as a result of regulatory requirements or change;

• damage to our reputation;

• operating risk and insurance coverage;

• negative operating cash flows;

• management of growth and change;

• product liability or contractual liability to third parties including contingent liability;

• product recalls and warranty claims;

• environmental policy, regulations, compliance and related risks;

• ownership, use, protection and enforcement of intellectual property rights;

• shutdown or impairment of access to United States' government deployed geospatial software suite for real-time situational awareness (the Team Awareness Kit, or "TAK") impairing deployment and operation of certain of our products and services;

• constraints on marketing products and services;

• reliance on management and key personnel;

• fraudulent or illegal activity by our employees, suppliers, contractors and/or consultants;

• breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable security and privacy laws;

• government regulations regarding public or employee health and safety regulations, including public health measures in the event of pandemics or epidemics;

• safety and security of personnel working within our facilities or at third party sites;

• regulatory or agency proceedings, investigations and/or audits;

• additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;

• the terms and timing of additional capital raises;

• conflicts of interest;

• litigation and disputes;

• risks relating to Canadian policy impacting our operations, business or prospects;

• risks related to United States' policy and other international activities, including regional conflicts that may impact our operations;

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

• risks related to security clearances and controlled goods registrations and compliance;

• risks relating to the ownership, trading or transfer of our securities, such as potential extreme volatility in the price of, or market for, our securities;

• risks related to our U.S. foreign private issuer status;

• risks related to our emerging growth company status;

• risks related to meeting the continued listing requirements of the Nasdaq Capital Market ("Nasdaq") and the TSX Venture Exchange ("TSXV");

• risks relating to new or revised Securities and Exchange Commission rules that negatively impact our Nasdaq listing or stock price. A rule change could affect our ability to satisfy the continued listing requirements of the Nasdaq and remain listed, which could negatively impact both the Company's share price and the Company's ability to continue to raise capital needed to sustain operations;

• risks related to the liquidity of the Common Shares of the Company (the "Common Shares");

• significant changes or developments in Canadian or United States trade policies and tariffs that may have a material adverse effect on our business and financial statements;

• risks related to Canadian and United States tariffs and trade agreements, including potential supply chain disruptions, required operational adjustments, increased complexity and costs and potential logistical disruptions;

• risks related specifically to United States tariffs on aluminum and steel;

• risks relating to prolonged United States' government shutdowns; and

• risks related to retaliatory tariffs imposed by Canada's government affecting potential foreign sales.

Although the forward-looking statements contained herein are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking statements. Certain assumptions were made in preparing the forward-looking statements concerning availability of capital resources, business performance, market and regulatory conditions, supplies' availability and customer demand.

Consequently, all of the forward-looking statements contained herein are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein are provided as of the date hereof, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

BUSINESS OVERVIEW

DEFSEC is an early-stage technology company that develops and commercializes next-generation tactical systems and services for military and security forces and public safety markets.

Our product development has focused on three niche market segments as follows:

Our core mission is to protect and save lives. We group our offerings into Military and Public Safety missions.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

DEFSEC's Public Safety offerings are comprised of:

  DEFSEC Lightning™:  A cloud-hosted software that enables rapid incident responses with quick onboarding for inter-agency collaboration and real-time encrypted communication (text, voice, photo/video).  It leverages the Company's military digitization technology experience to provide responders to any type of incident with instant onboarding to the mission and TAK-enabled real-time situational awareness software as a service ("SaaS").  "TAK-enabled" refers to integration with the Team Awareness Kit, which is a United States government developed geospatial software suite providing real-time situational awareness for military, security and public safety teams.  The DEFSEC Lightning™ 2.0, which was commercially released on May 6, 2026, is the next iteration of the Company's cloud-based platform using patent-pending technology to further develop the user experience including TAK and standard Lightning™ features such as:
    Proprietary plug-in tools relevant to law enforcement, including ground search and rescue tools ("GSAR"), TAK enabled sniper and surveillance tools ("T-SAS™");
    Native Cloud-based Microsoft environment (MS Azure);
    Seamless INTEGRATION and FUSION of crucial real-time position location, imagery, and targeted time-sensitive emergency services data and information for effective and coordinated delivery of emergency services;
    Opt-in geo-fencing with unique call-out feature that enables rapid response to a critical incident, which ensures privacy for all users; and
    Supports stakeholders from Emergency Operations Centers ("EOC"), Incident Command Post ("ICP"), Incident Commanders, and all first responders whether mobile or dismounted.

The Company is presently pursuing trials and pilots of the product as it continues to evolve the product throughout Fiscal 2026. One Canadian police agency subscribed ahead of full release, and the Company continues to demonstrate the system to other agencies it has relationships with.

  Less-Lethal Munitions Systems: DEFSEC proprietary less-lethal munitions systems including launchers and various payloads to bring dangerous incidents to a safe conclusion.
  PARA SHOT™, a next-generation system designed to be less-lethal.
  ARWEN® 37mm system, plus a new 40mm munition and new live action training adapters and marking cartridges in 37mm and 40mm for realistic scenario training leveraging the PARA SHOT™ Low Energy Cartridge ("LEC") technology.

DEFSEC's Dual Use and Military offerings are comprised of:

  Digitization services to enhance mission readiness and situational awareness for military forces including through task-order based software solutions;
  Tactical Advanced System For Command And Control ("TASCS"), Indirect Fire Modules System ("TASCS IFM") and TASCS Networked Observation and Reconnaissance System ("TASCS NORS").  These are specialized, digitized and modular technology designed to enhance the effectiveness of indirect fire weapons such as mortars and rocket launchers.  These systems allow for enhanced precision, situational awareness and digitization of less intelligent legacy systems;
  T-SAS™ solution enabling real-time situational awareness for tactical operators engaged in fast-paced front-line operations;
  DEFSEC Lightning™ 2.0 SaaS, as described above, has a dual use for not only the public safety market but for military customers that use TAK, particularly the Canadian and United States militaries;
  The dual-use Battlespace Laser Identification Sensor System ("BLISS™") (an earlier version being named BLDS) providing real-time alerts on presence, location and type of laser threats, and enabling future capabilities such as automated threat classification and coordinated response will support both vehicle-mounted and personnel-worn applications; and
  Phantom™ Tactical Multi-Function Electro-Magnetic Spectrum Operations (EMSO) system and Electronic Warfare device.  Development and patent applications have been paused as we determine the best method to bring this product to market.
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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

Strategy

Our strategy is to pursue and win large task-order based software development and digitization defence contracts for multi-year revenue visibility with prime, or large second tier, defence contractors, with a particular focus on command and control situational awareness (including TAK) applications that can also be leveraged to address similar requirements in the Public Safety Market.  In the Public Safety market, these efforts are complemented by activities relating to our proprietary ARWEN® and PARA SHOT™ less-lethal products, where it is possible to drive related sales with combined selling efforts and where the sales cycle is typically shorter than the more programmatic defence market.

Principal Products and Services

The following is a summary of our main product and service categories for each business line:

Less-Lethal	Digitization	Counter-Threat

PARA SHOT™ products:

Non-reciprocating devices:

  A single-shot device
  A five-shot device
  12-gauge shotgun (planning stage; not yet industrialized)

Reciprocating devices

(Planning stage, not yet commercially available)

  Replica pistol
  AR style rifle

Cartridge

  Blunt / training
  Inert marking powder
  Irritant powder

ARWEN® products:

  Single shot 37mm launcher
  Multi-round 37mm launcher
  Baton blunt impact 37mm and 40mm
  37mm chemical, irritant, and barricade-penetrating rounds
  PARA SHOT™ training adapter for ARWEN® Platform

Products:

• TASCS IFM

TASCS NORS

• New T-SAS™

Services:

• Android Team Awareness Kit ("ATAK") Centre of Excellence

• DEFSEC Lightning™ 2.0 SaaS for Critical Incident Management System

• Task-order based software services on long-term government defence contracts

Products: • BLISS™ • Phantom™ Electronic Warfare device

Less-Lethal Products

Non-reciprocating PARA SHOT™ devices

We are in the low-rate initial production ("LRIP") phase for the .67 caliber single shot devices and cartridges. and are in the transition to a higher volume production phase for these products during Fiscal 2026 to meet anticipated demand. Both will be offered first to the professional user market (public safety and security) where demonstrations and evaluations are underway.  We also intend to offer these devices and cartridges to the personal safety market in accordance with applicable rules and regulations.  In the United States, this entails classification with the Bureau of Alcohol, Tobacco and Firearms ("ATF").  If the launchers are classified as a firearm, it is possible that a reduction in the caliber may be required in order to obtain the appropriate classification (as not a "destructive device" i.e. under .50 caliber) to reduce the barriers to sell to the personal safety market.  This would also require testing and evaluation to determine whether a reduced caliber version would operate effectively as intended. The Company has not yet done such testing.  This would entail moderate investment in tooling to resize the launchers and cartridges accordingly. The Company has already completed prototypes in .49 caliber should they be required.  In June 2025 we submitted for a ruling, with the initial ruling being returned to us in November 2025.  The ATF did not rule on destructive device classification.  The Company will continue to seek clarity on this.  In the meantime, we continue to self-classify as a destructive device until otherwise advised on the classification with the ATF.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

We offer three types of payloads for projectiles based on customer needs:

  solid slug for training practice;
  inert colored powder for practice or realistic close quarters combat simulation; and
  incapacitating irritant pepper powder for operational use.

Reciprocating PARA SHOT™ devices

We have a plan to prototype PARA SHOT™ as a high-capacity automatic pistol and carbine (referred to as reciprocating devices) for less-lethal operations and force-on-force training, along with a reciprocating PARA SHOT™ cartridge. The start of this project has yet to be determined as we have prioritized the roll-out of PARA SHOT™ for the professional user market.

See below for further details of our projected product development cycle and estimated additional investment to reach full commercialization for our PARA SHOT™ devices.

ARWEN® launchers

We are currently selling the following ARWEN® products and related ammunition to law enforcement agencies throughout North America:

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

Digitization

For the Digitization business line, our products and services share the same core technology platforms and leverage our domain knowledge, proprietary sensor-software integration, proprietary algorithms and electronic circuitry expertise in order to develop and deliver integrated shared situational awareness solutions to our clients who operate in the primarily dismounted domain (i.e., away from supporting platforms such as aircraft and vehicles, including armored vehicles):

  TAK is a United States Government-owned situational awareness software ecosystem that operates on Android end-user devices and is distributed in multiple variants, including Military TAK ("MilTAK") and Civilian TAK ("CivTAK"). MilTAK is designed for U.S. and allied defence partners and is subject to controlled distribution, while CivTAK is more broadly accessible to public safety and civilian organizations. Based on our observation, TAK-across its variants-is becoming the de facto standard for software-based situational awareness in the United States, Canada, and several other North Atlantic Treaty Organization ("NATO") countries. Although the core TAK software is United States government-owned and generally available at no cost within its respective distribution channels, developing mission-specific plug-ins, enabling interoperability between MilTAK and CivTAK environments, and implementing secure tactical networking solutions remain beyond the capacity of most user organizations. We offer the experience and expertise required to support TAK deployment, integration, cross-domain interoperability, and secure network implementation for prospective clients.
  After successfully developing digital technologies for tactical military applications which provide real-time exchange of situational awareness, navigation, imagery, and operational information for soldiers on the ground, we saw opportunities to apply these digitization solutions to the public safety market. These solutions solve critical challenges for law enforcement, fire, emergency response, search and rescue, and natural disaster management, all of whom require networked situational awareness in real time to understand, decide, and act faster and more effectively in response to a critical incident. When responders are facing a public emergency, they need information quickly. In situations ranging from active shooter incidents to natural disasters, responders must have clear, real-time awareness of the environment they are entering and the location of available resources.  They also need to communicate and collaborate in real-time - across teams and information sources and often across departments.
  Leveraging our experience gained through our work in the civilian public safety market with our ARWEN® line of public order products, DEFSEC has, as of May 6, 2026, commercially released DEFSEC Lightning™ 2.0 SaaS platform. Development of this platform was originally announced in October 2023.

  The DSEF (Directorate Land Command Systems Program Management Software Engineering Facility) program is a 5-year contract awarded to a joint venture to which DEFSEC is a party. The Land C4ISR (Land Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance) programs are a series of task-order based long-term contracts to modernize the Canadian Army's capabilities. Under the Land C4ISR program, DEFSEC is a subcontractor to Thales Canada, who is the major sub-prime contractor.  The Company will increase staffing, and related revenue, if future taskings are received.
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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

The following table provides an update of our current product development cycle by product line and estimated timeline by quarter to reach production:

	Concept & Design	Prototype(1)	Market Testing(2)	LRIP Production(3)	Higher Volume Production(4)
PARA SHOT™ - Micro (single-shot device) (5)	Completed	Completed	Ongoing	Ongoing	Q1 FY27

PARA SHOT™ - Mini (5-shot device)(5)	Completed	Completed	Ongoing	Ongoing	FY27

BLISS™	Completed	Ongoing	Ongoing	Ongoing	TBD per market demand
ARWEN® 37mm Ammunition	Completed	Completed	Completed	Completed	Completed
ARWEN® 40mm Ammunition	Completed	Completed	Completed	Completed	Ongoing
ARWEN® 40mm, 37mm training cartridge	Completed	Completed	Ongoing	Completed	FY27

Notes:

(1) Prototype Version 1 (V1) and Version 2 (V2), integration, and testing have been completed. Next Generation BLISS™ prototyping is ongoing with units available for qualification and customer trials.

(2) Includes field testing, prototype V2, Next Generation [Soldier Proof of Concept 8 ("SPOC8")] and BLISS™ Prototype.

(3) Low-Rate Initial Production ("LRIP"). Includes final product development, LRIP, and sales demonstration units. A product is not ready for pre-production until it reaches Technology Readiness Level ("TRL") of 5 to 6. Version 2 has been delivered to the customer for integration under this phase, SPOC 4 prototypes have been delivered to a North American customer for range-trials, Next Generation (SPOC 8) prototypes have been integrated and are undergoing testing and demonstration at DEFSEC, BLISS™ prototypes have been delivered for customer testing at U.S. Army Test Center.

(4) Awaiting customer validation and follow-on orders.

(5) Includes the cartridges for the devices.  Low-rate initial production timeline extended by one to two quarters in order to include product refinements. Higher volume production anticipated timelines could be longer if modifications are required as a result of the ATF confirmation of classification to reduce barriers to sales to the civilian personal safety market.

We consider a product to have reached the commercialization phase when we have begun LRIP and we have a sales, marketing, and distribution plan for the product.  Commercialization may precede a first sale of the product.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

Major Highlights - Quarter ended June 30, 2026 ("Q3 Fiscal 2026")

The following is a summary of the major highlights that occurred during Q3 Fiscal 2026:

  On April 20, 2026, the Company announced that David Ibbetson, former General Manager of General Dynamics Mission Systems International ("GDMS-I") has joined DEFSEC's board of directors.  The Company also announced the departure of Paul Mangano from the board of directors. Mr. Ibbetson was also appointed as a member of the audit committee.
  On April 29, 2026, the Company confirmed that it had shipped two new networked BLISS™ systems to the United States Army Yuma Test Center (US Army YTC) for test and evaluation.
  On May 6, 2026, the Company announced the commercial release of its Lightning™ real-time situational awareness system for faster, coordinated response within and across responder agencies during critical incidents.
  On May 13, 2026, the Company announced the commercial release of its ARWEN® 40mm baton ammunition, now in full-rate production, for use with third-party 40mm launchers.
  On June 24, 2026, the Company entered into definitive securities purchase agreements for the purchase and sale of 673,006 Common Shares at a purchase price of CAD$3.74 (US$2.63) per Common Share in the Registered Direct Offering. In the concurrent Private Placement, the Company issued the Investor Warrants to purchase up to 673,006 Common Shares at an exercise price of CAD$4.39 per Common Share that were immediately exercisable upon issuance and expire five years following the date of issuance and issued to the Placement Agent, or its designees, 50,475 Placement Agent's Warrants entitling the holders thereof to acquire one Common Share for a period of five years following the date of issuance at an exercise price of CAD$4.675 per Common Share. The closing of the offering occurred on June 26, 2026. .

The following is a summary of major highlights that occurred after June 30, 2026:

  On July 23, 2026, the U.S. Securities and Exchange Commission (the "Exchange") announced that it had approved the  modification of Nasdaq Rule 5810(c)(1), as of July 22, 2026, to add an additional type of deficiency that would result in an immediate delisting and suspension from trading on Nasdaq of a company's securities when the company fails to comply with the continued listing requirement for Minimum Value of Listed Securities ("MVLS") of at least US$5 million under Nasdaq Rules 5450(a)(3) or 5550(a)(6) for a period of 30 consecutive business days ("MVLS Requirement"). In addition, the Exchange amended Nasdaq Rule 5810(c)(3)(C) to provide that a company would not be entitled to any cure or compliance period if the company failed to comply with the MVLS Requirement and would immediately receive a Staff Delisting Determination. Subsequently, on July 29, 2026, the Deputy Secretary of the Exchange issued a letter to the Nasdaq advising that the order is stayed due to receipt of notices to petition for review of the delegated action.  The SEC has not yet ruled on the merits of the objections that are expected to be filed pursuant to the notices of intent to object that were filed giving rise to the stay; therefore the stay could be lifted, modified, or the rule otherwise ultimately upheld, narrowed, or vacated at any time and without significant advance notice.
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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

RESULTS OF OPERATIONS

The following selected financial data has been extracted from Q3 Fiscal 2026 FS.

	Three months ended June 30,			Nine months ended June 30,
	2026	2025	Change 2026 vs 2025	2026	2025	Change 2026 vs 2025

Revenue	$2,722,165	$1,417,503	92%	$6,149,600	$3,569,323	72%
Cost of sales	(1,820,441)	(1,018,013)	(79)%	(4,217,216)	(2,451,290)	(72)%
Gross profit	901,724	399,490	126%	1,932,384	1,118,033	73%
Gross Margin %	33.1%	28.2%		31.4%	31.3%

Operating expenses
General and administrative ("G&A")	1,780,082	1,113,296	(60)%	4,590,301	3,727,001	(23)%
Selling and marketing ("S&M")	441,181	375,353	(18)%	1,080,120	1,392,014	22%
Research and development ("R&D")	623,157	402,334	(55)%	1,829,652	1,374,825	(33)%
Share-based compensation	480,453	21,777	(2106)%	480,453	99,174	(384)%
Depreciation and amortization	138,263	309,085	55%	485,886	909,505	47%
Total operating expenses	3,463,136	2,221,845	(56)%	8,466,412	7,502,519	(13)%

Operating loss	(2,561,412)	(1,822,355)	(41)%	(6,534,028)	(6,384,486)	(2)%

Other income (expenses)
Share issuance costs	-	-	-%	-	(1,807,686)	100%
Net finance costs	(67,730)	(42,565)	(59)%	(150,835)	(135,985)	(11)%
Foreign exchange gain (loss)	34,889	(258,856)	113%	(13,301)	(67,750)	80%
Impairment of right-of- use assets	-	(6,809)	100%	-	(88,596)	100%
Gain (loss) on disposal of property and equipment	1,300	-	100%	(57,478)	6,809	(944)%
Change in fair value of warrant liabilities	5,919	(177,290)	103%	62,613	1,260,106	95%
Total other expenses, net	(25,622)	(485,520)	95%	(159,001)	(833,102)	81%
Net loss	$(2,587,034)	$(2,307,875)	(12)%	$(6,693,029)	$(7,217,588)	7%

EBITDA loss(1)	$(2,381,041)	$(1,956,225)	(22)%	$(6,056,308)	$(6,172,098)	2%
Adjusted EBITDA loss(1)	$(1,942,696)	$(1,491,493)	(30)%	$(5,567,689)	$(5,375,807)	(4)%
Loss per share - basic and diluted	$(1.28)	$(3.69)	65%	$(3.65)	$(17.51)	79%
Weighted average Common Shares - basic and diluted	2,023,209	625,323		1,836,138	412,141
(1) EBITDA and Adjusted EBITDA are non-IFRS measures. See "Non-IFRS Measures". See below for "Reconciliation of Non-IFRS Measure".

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

In the following table, we have reconciled EBITDA and Adjusted EBITDA to the most comparable IFRS financial measure.

	Three Months ended June 30,		Nine Months ended June 30,
	2026	2025	2026	2025

Net loss as reported under IFRS	$(2,587,034)	$(2,307,875)	$(6,693,029)	$(7,217,588)
Net financing costs	67,730	42,565	150,835	135,985
Depreciation and amortization	138,263	309,085	485,886	909,505
EBITDA loss	(2,381,041)	(1,956,225)	(6,056,308)	(6,172,098)
Other adjustments:
Stock-based compensation	480,453	21,777	480,453	99,174
Share issuance costs	-	-	-	1,807,686
Impairment of right-of-use-asset	-	6,809	-	88,596
Gain (loss) on disposal of property and equipment	(1,300)	-	57,478	(6,809)
Change in fair value of warrant liabilities	(5,919)	177,290	(62,613)	(1,260,106)
Foreign exchange loss (gain)	(34,889)	258,856	13,301	67,750
Adjusted EBITDA loss	(1,942,696)	(1,491,493)	(5,567,689)	(5,375,807)

Revenue

Total revenue increased by $1.3 million, or 92%, to $2.7 million in Q3 Fiscal 2026 compared to $1.4 million in Q3 Fiscal 2025. The increase was driven by a $1.3 million or 121% increase in digitization services revenue, along with a modest increase in Less-Lethal product and services revenue. The growth in digitization services reflects the 19 additional resources added over the last twelve months to fulfill the Company's Canadian government defence program subcontracts.

For the nine months ended June 30, 2026, total revenue increased by $2.6 million, or 72%, to $6.1 million compared to $3.6 million in the same period of Fiscal 2025. Digitization services again drove the increase.  The Less-Lethal products and services revenue declined $0.1 million (14%) year-to-date, primarily reflecting a lower volume of ARWEN® launchers, related parts and ammunition sales.  ARWEN® customers generally have long procurement cycles, which can cause revenue to fluctuate from period to period. Management expects that broadening the customer base may reduce, but will not eliminate, this variability, as customers generally place repeat orders once onboarded.

The Company's government services program billings on an annualized go-forward basis were approximately $9.4 million1 based on the 43 resources assigned to these projects at June 30, 2026.  Management continues to work closely with industry partners and prime contractors in order to monitor the outlook for growth. The Company also expects revenue to increase with continued growth in the ARWEN® business, driven by expected demand for the new 40mm ammunition, training adapters and PARA SHOT™ products. Management believes 40mm ammunition represents the largest segment of the less-lethal ammunition market, and certain customers that previously purchased competing products have transitioned to the Company's 40mm ammunition and placed initial orders.  The commercial launch of the DEFSEC Lightning™ 2.0 SaaS platform is expected to support the development of a recurring revenue stream and client base, enhancing the predictability of revenue within our product portfolio.  Management also expects the initial order of BLISS™ received in the prior year to result in requests for additional prototypes ultimately resulting in future revenue.

Gross Profit

In Q3 Fiscal 2026, gross profit was $0.9 million, or 33.1% of revenue, compared to gross profit of $0.4 million, or 28.2% of revenue, in Q3 Fiscal 2025. The 4.9% improvement in gross margin % was primarily due to the additions of higher margin roles on the Company's Canadian government defence programs.

For the nine months ended June 30, 2026, gross profit was $1.9 million, or 31.4% of revenue, compared to $1.1 million, or 31.3% of revenue, in the same period of Fiscal 2025. Gross profit increased $0.8 million on higher revenue, while gross margin was essentially flat year-over-year as the growing contribution from higher-margin digitization services was partially offset by a shift in product mix toward lower-margin training within the less-lethal portfolio.

1 Unaudited, non-IFRS measure.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

Operating Expenses ("OPEX")

Total OPEX increased by $1.2 million when comparing Q3 Fiscal 2026 to Q3 Fiscal 2025 due to the following factors:

  G&A expenses increased by $0.7 million, or 60%, to $1.8 million in Q3 Fiscal 2026 and by $0.9 million, or 23%, to $4.6 million on a nine-month basis. In both periods the increase was driven primarily by higher personnel costs, reflecting additional headcount, including the appointment of a Chief Legal Officer, and adjustments in compensation to align with market. In the third quarter, these increases were partially offset by a $0.1 million reduction in professional fees as legal work was brought in-house;
  S&M expenses increased by $0.1 million or 18% to $0.4 million in Q3 Fiscal 2026 but decreased by $0.3 million to $1.1 million on a nine-month basis. The third-quarter increase reflects higher personnel and consulting fees, partially offset by lower investor relations and travel costs. The year-to-date decrease was driven primarily by lower personnel costs, together with lower investor relations spend;
  R&D expenses increased by $0.2 million or 55% to $0.6 million in Q3 Fiscal 2026 and increased by $0.5 million to $1.8 million on a nine-month basis. The increases in both periods were driven by higher R&D personnel costs, reflecting the addition of new personnel dedicated to the DEFSEC Lightning™ platform as well as continued investment in the development and commercialization of the BLISS™ and PARA SHOT™ products, partially offset by lower external consulting fees; and
  Share-based compensation increased by $0.5 million in Q3 Fiscal 2026 and increased by $0.4 million on a nine-month basis as a result of the stock option grant in May 2026 whereby half of the options vested immediately resulting in the immediate recognition of the related share-based compensation expense.

Other income (expenses), net

For the third quarter of Fiscal 2026, other income (expense) totaled a loss of less than $0.1 million, compared to a loss of $0.5 million in the third quarter of Fiscal 2025. The change was primarily attributable to losses recorded in the third quarter of 2025 related to foreign exchange and the remeasurement of warrant liabilities of $0.3 million and $0.2 million respectively.

For the nine-month period ended June 30, 2026 other income (expense) totaled a loss of less than $0.2 million, compared to a loss of $0.8 million in the same period of Fiscal 2025.  The change was primarily attributable to share issuance costs of $1.8 million recorded in 2025, which did not reoccur in Fiscal 2026.  This expense was partially offset by a gain on the remeasurement of warrant liabilities of $1.2 million in Fiscal 2025. In accordance with IFRS, warrant liabilities are required to be remeasured at fair value at each reporting date until exercise or expiry.  In the first nine months of Fiscal 2026 the primary driver is net financing costs, which are 11% higher than in Fiscal 2025.

Finally, during the second quarter of Fiscal 2026, the Company conducted a review of its fixed assets in use and determined that certain assets should be written off and disposed of, resulting in a loss on disposal of $0.1 million recorded during the quarter.  The majority of these assets were held at the Company's previous head office which was vacated at the end of the quarter and it was determined that these assets were not sufficiently beneficial to relocate.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected results for the eight most recently completed quarters to June 30, 2026 (unaudited):

	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue	$2,722	$2,120	$1,308	$1,373	$1,417	$1,264	$888	$560
Net Loss	(2,587)	(2,023)	(2,083)	(2,409)	(2,307)	(1,460)	(3,457)	(2,337)
Net Loss per Common Share (Basic and diluted)	$(1.28)	$(1.01)	$(1.39)	$(2.70)	$(3.69)	$(6.16)	$(23.94)	$(59.33)

Quarterly Results Trend Analysis

We experience some fluctuations within our quarterly revenue primarily related to the timing and fulfilment of orders for our less-lethal products.  Our digitization revenue has grown quarter over quarter as we ramp up service delivery on our Canadian government defence programs. In the second quarter we added 14 additional resources to one digitization project, which contributed positively to revenue this quarter as compared to previous quarters.  Our digitization revenue is subject to seasonal fluctuations, particularly in the first quarter of the year as there are fewer service delivery days in the month of December than during other months of the year.

Quarterly fluctuations in net loss were due to the timing of spending for certain research and development projects and the timing of trade shows and other sales and marketing program spend.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

FINANCIAL CONDITION

The following table summarizes our financial position:

	June 30, 2026	September 30, 2025
ASSETS
Current	$6,835,162	$8,946,025
Non-current	3,616,557	3,975,451
Total Assets	$10,451,719	$12,921,476
Liabilities
Current	$3,160,553	$2,918,205
Non-current	2,180,729	2,201,552
Total Liabilities	5,341,282	5,119,757
Net assets	$5,110,437	$7,801,719

Working capital(1)	$3,674,609	$6,027,820

Indebtedness:
Lease liabilities	$1,290,311	$1,303,450
Warrant liabilities	150,044	210,965
Total debt	$1,440,355	$1,514,415
(1) Working capital is calculated as current assets less current liabilities.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

Our working capital was $3.7 million at June 30, 2026, a $2.4 million decrease from September 30, 2025.  The decrease was primarily due to our use of cash to fund our operations offset by the December and June private placement financings which provided $2.1 million and $2.5 million in gross proceeds, respectively.  Current liabilities include warrant liabilities, a non-cash liability item (see Note 8(a) of the Q3 Fiscal 2026 FS). Excluding warrant liabilities, working capital would be $3.8 million.  These warrant liabilities will be extinguished when the warrants are exercised or expired. These warrants are set to expire between December 9, 2027, and August 9, 2029. If exercised, the proceeds would provide the Company with additional capital to fund future working capital requirements. There is no assurance that any warrants will be exercised.

Total assets decreased by $2.5 million from September 30, 2025, mainly due to a decrease in cash of $3.2 million to fund our development efforts for our various product lines that have yet to generate sales and the payment of accounts payable and accrued liabilities that were owing at September 30, 2025.

Total liabilities increased by $0.2 million from September 30, 2025, mainly due to an increase in accounts payable and accrued liabilities of $0.4 million due to the timing of payments to employees and suppliers and $0.1 million decrease in accrued royalties as a result of the annual payment being made in the second quarter.

LIQUIDITY AND CAPITAL RESOURCES

Available Liquidity

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due.  We regularly perform cash flow forecasts to ensure that we have sufficient cash to meet our operational needs while maintaining sufficient liquidity.  At this time, we do not use any derivative financial instruments to hedge our currency risk.

On December 17, 2025, we entered into definitive agreements for the purchase and sale of 566,040 Common Shares at a purchase price of $3.64 (US$2.65) per Common Share in a registered direct offering.  In a concurrent private placement, we issued unregistered warrants to purchase up to 566,040 Common Shares at an exercise price of $4.27 per Common Share that are immediately exercisable upon issuance and expire five years following the date of issuance.  The closing of the offering occurred on December 18, 2025.  The net proceeds from this Offering are intended for working capital and general corporate purposes.  On February 10, 2026, these warrants were registered with the SEC.

On June 26, 2026, we entered into definitive agreements for the purchase and sale of 673,006 Common Shares at a purchase price of $3.74 (US$2.63) per Common Share in a registered direct offering.  In a concurrent private placement, we issued unregistered warrants to purchase up to 673,006 Common Shares at an exercise price of $4.39 per Common Share that are immediately exercisable upon issuance and expire five years following the date of issuance.  The closing of the offering occurred on June 26, 2026.  The net proceeds from this Offering are intended for working capital and general corporate purposes.  On August 3, 2026, these warrants were registered with the SEC.

At June 30, 2026, we held $3.5 million in cash, a decrease of $3.2 million since September 30, 2025, primarily due to funding our operations and partially offset by the financings entered into during the Fiscal year.  The Company also generated cash from the delivery of products and services as revenue grew $2.6 million when comparing the nine-month period ended June 30, 2026, with the same period last year.

As an early-stage company, we have not yet reached significant revenue levels for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities.  Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required.  There are various risks and uncertainties affecting our future financial position and our performance.  Accordingly, there are material risks and uncertainties that may cast substantial doubt about our ability to continue as a going concern.  Further, we may require additional capital in the event we fail to implement our business plan, which could have a material adverse effect on our financial condition and/or financial performance.  There is no assurance that we will be able to raise additional capital as it is required in the future.  Potential sources of capital may include additional equity and/or debt financings.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

In our view, the availability of capital will be affected by, among other things, capital market conditions, the success of our PARA SHOT™ system, BLISS™ and DEFSEC Lightning™ market development efforts, timing of winning new customer contracts, potential acquisitions, and other relevant considerations.  In the event we raise additional funds by issuing equity securities, our existing shareholders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operational and financial covenants that could further restrict our operations.  Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities.

Consolidated Statements of Cash Flows

The following table summarizes our consolidated statements of cash flows for the respective periods:

	Nine months ended June 30,
	2026	2025

Total cash provided by (used in):
Operating activities	$(6,445,296)	$(6,583,042)
Investing activities	(190,305)	(146,850)
Financing activities	3,432,470	9,016,275
Net cash outflows	(3,203,131)	2,286,383
Cash, beginning of period	6,686,429	256,828
Effect of exchange rates on cash	(1,131)	-
Cash, end of period	$3,482,167	$2,543,211

Cash used in operating activities

Cash flow used in operating activities decreased by $0.1 million to $6.4 million for the nine months ended June 30, 2026, primarily due to share issuance costs related to warrant liabilities incurred in the prior year offset by the change in fair value of the existing warrant liabilities.

Cash used in investing activities

Cash flows used in investing activities for the nine months ended June 30, 2026, increased by less than $0.1 million compared to the same period in Fiscal 2025. Investing activities in both periods consisted of purchases of property and equipment.

Cash provided by financing activities

Cash flow provided by financing activities was $3.4 million in the first nine months of Fiscal 2026 compared to the $9.0 million provided from financing activities in the first nine months of Fiscal 2025.  The cash provided in both periods was related to proceeds generated from the issuance of common shares and warrants, offset by the related share offering costs for each transaction.

Capital Resources

Our objective in managing our capital is to safeguard our ability to continue as a going concern and to sustain future development of the business.  Senior management is responsible for managing capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support the growth strategy.  Our Board of Directors is responsible for overseeing this process.  From time to time, we could issue new Common Shares or debt to maintain or adjust our capital structure.  We are not subject to any externally imposed capital requirements.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

Our primary sources of capital to date have been borrowings, security offerings, and warrants and, to a lesser extent, revenue.  The following is a breakdown of our capital:

	June 30, 2026	September 30, 2025
Debt:
Lease liabilities	$1,290,311	$1,303,450
Warrant liabilities	150,044	210,965

Equity:
Share capital	$48,685,893	$47,003,991
Warrants	9,209,413	7,764,412
Contributed surplus	6,303,898	5,398,445
Accumulated other comprehensive loss	(115,686)	(85,077)
Accumulated deficit	(58,973,081)	(52,280,052)
Total capital	$6,550,792	$9,316,134

Contractual Obligations and Commitments

At June 30, 2026, our contractual obligations and commitments were as follows:

Payment due:	Total	Within 1 year	1 to 3 years	3 to 5 years	5 years and beyond

Minimum royalty commitments	$1,800,000	$250,000	$550,000	$650,000	$350,000
Accounts payable and accrued liabilities	2,688,845	2,688,845	-	-	-
Lease obligations	2,126,135	203,710	407,420	409,187	1,105,818
Total contractual obligations	$6,614,980	$3,142,555	$957,420	$1,059,187	$1,455,818

Shares Outstanding

At June 30, 2026, authorized capital consists of an unlimited number of Common Shares with no stated par value.

The following table shows the outstanding Common Shares and dilutive securities as at June 30, 2026:

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

	Securities outstanding	Underlying Common Shares(1)	Average price (CAD $)	Average price per underlying Common Share (CAD $)	Proceeds if exercised

Common shares	2,666,632	2,666,632	$-	$-	$-
Warrants	9,733,219	2,367,238	2.24	9.16	21,803,083
Pre-funded warrants	151,734	722	0.0014	0.30	216
Warrant liabilities	9,539,727	45,425	3.23	678.58	30,813,318
U.S. underwriter warrants	1,582,736	182,394	2.30	19.95	3,640,293
Stock options	152,379	152,379	9.65	9.65	1,470,686
Total Common Shares and dilutive securities		5,414,790			$57,727,596
(1)Represents the number of shares to be issued upon exercise

The following table shows the outstanding Common Shares and dilutive securities as at August 12, 2026:

	Securities outstanding	Underlying Common Shares(1)	Average price (CAD $)	Average price per underlying Common Share (CAD $)	Proceeds if exercised

Common shares	2,666,632	2,666,632	$-	$-	$-
Warrants	9,733,219	2,367,238	2.24	9.16	21,803,083
Pre-funded warrants	151,734	722	0.0014	0.29	212
Warrant liabilities	9,539,727	45,425	3.17	665.78	30,240,935
U.S. underwriter warrants	1,582,736	182,394	2.28	19.73	3,608,638
Stock options	152,379	152,379	9.65	9.65	1,470,686
Total Common Shares and dilutive securities		5,414,790			$57,123,554
(1)Represents the number of shares to be issued upon exercise

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Refer to Note 11 of the Q3 Fiscal 2026 FS for disclosure about DEFSEC's related party transactions conducted in the normal course of business.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument.  On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred.

Refer to Note 13 of the Q3 Fiscal 2026 Unaudited Condensed Consolidated Interim Financial Statements for further disclosure of our financial instruments.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2 of the Fiscal 2025 audited consolidated financial statements for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

OUTSTANDING SHARE INFORMATION

At June 30, 2026, DEFSEC's authorized capital consists of an unlimited number of Common Shares with no stated par value.  There were 2,666,632 outstanding and issued Common Shares as at June 30, 2026.

SUBSEQUENT EVENTS

Refer to major highlights section earlier in this MD&A.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As required by National Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, we have evaluated, under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the effectiveness of the design and operation of our disclosure controls and procedures ("DC&P") (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as of the end of the quarter.  These DC&P are designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis.

Based upon the evaluation, our CEO and CFO have concluded that the operation of our DC&P were effective as of September 30, 2025.  Since the September 30, 2025 evaluation, there have been no changes in our DC&P that materially affected or are reasonably likely to materially affect our DC&P, accordingly their design remains effective.

Management's Assessment on Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and as required by Rule 13a-15(f) of the Exchange Act, as amended, the CEO and CFO are responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"), The Company's management, including the CEO and CFO, designed ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations.  ICFR is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures.  ICFR also can be circumvented by collusion or improper management override.  Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR.  However, these inherent limitations are known features of the financial reporting process.  Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management, under the supervision, and with the participation, of our CEO and CFO and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as at September 30, 2025, against the COSO Framework.  Based on these evaluations, our management, including our CEO and CFO, concluded that no material weaknesses existed and our ICFR were effective as of September 30, 2025.  For the nine-month period ending on June 30, 2026, there have been no changes that have materially affected or is reasonably likely to materially affect our ICFR, accordingly their design remains effective.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2026

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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